SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)

                   Under the Securities Exchange Act of 1934*


                            Maguire Properties, Inc.
     ---------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    559775101
     ---------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  July 2, 2008
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------------                              ------------------
CUSIP No. 559775101                                           Page 2 of 8 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    4,225,000*
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,225,000*
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,225,000*
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.8%*
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

*  See Item 6

                                  SCHEDULE 13D


--------------------------------                              ------------------
CUSIP No. 559775101                                           Page 3 of 8 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    4,225,000*
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,225,000*
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,225,000*
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.8%*
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

*  See Item 6

                                  SCHEDULE 13D


--------------------------------                              ------------------
CUSIP No. 559775101                                           Page 4 of 8 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,382,200*
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,382,200*
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,382,200*
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.0%*
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

*  See Item 6

     This Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends the
Schedule 13D filed on April 1, 2008 (as amended by Amendment No. 1 thereto filed on May 21, 2008, Amendment No. 2 thereto filed on May 23, 2008, Amendment No. 3 thereto filed on June 26, 2008 and this Amendment No. 4, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Daniel S. Loeb, an individual ("Mr. Loeb"), and Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund", and together with the Management Company and Mr. Loeb, the "Reporting Persons"). This Amendment No. 4 relates to the common stock, par value $0.01 per share (the "Common Stock"), of Maguire Properties, Inc., a Maryland corporation (the "Company"). The Management Company is the investment manager or adviser to a variety of funds and managed accounts (such funds and accounts, including the Offshore Fund, the "Funds"). The Funds directly own the Common Stock to which this Schedule 13D relates, and Mr. Loeb and the Management Company may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 4.   Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended and restated as follows:

     The Reporting Persons are in receipt of a letter indicating that a viable third party (the "Acquirer") recently approached the Company with a proposal to acquire all of the outstanding shares of the Company for approximately $20 per share in cash (or, at the shareholder's option, stock in the resulting entity) (the "Proposal"). According to the Reporting Persons' information, although it has been withdrawn, the Proposal can still be converted into a fully-financed, unconditional offer if the Company takes steps which the Reporting Persons believe would have no negative financial or commercial implications to the Company. The Reporting Persons believe it is in the shareholders' best interests for the Company to assist the Acquirer, and any other viable bidder who may surface, in preparing for a premium offer for the Company. While a board of directors certainly has the right to determine whether it wants to sell the company it oversees, shareholders have the right to choose a board of directors whose interests are aligned with their own. The Reporting Persons will not support a board that does not exercise its fiduciary obligation to maximize shareholder value and will take whatever steps necessary to protect and maximize their investment in the Company.

     The Reporting Persons acquired the Common Stock beneficially owned by them because they believe the Common Stock represents an attractive investment opportunity based on the Company's business prospects. The Common Stock was acquired by the Reporting Persons without any purpose or effect of changing or influencing control of the Company. However, as a result of the announcement by the Company on March 28, 2008, that its review of strategic alternatives no longer includes the active pursuit of a possible sale of the Company, the Reporting Persons may no longer be deemed to have acquired or to beneficially own the Shares with no such purpose or effect. The Reporting Persons presently do not have any plans or proposals that, if effected, would result in one or more transactions specified in Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of the aforementioned matters.

     The Reporting Persons may engage in communications with other shareholders of the Company, knowledgeable industry or market observers, members of the board of directors or management of the Company or other representatives of the Company regarding the Company, including but not limited to its operations, strategy, management, capital structure and the strategic alternatives that may be available to the Company. Such discussions may concern ideas or proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D, including but not limited to the acquisition or disposition by the Reporting Persons or other persons of shares of Common Stock of the Company, changing operating or market strategies, adopting or eliminating certain types of anti-takeover measures, changes to the Company's governing documents, revisions to the Company's capitalization or dividend policy, extraordinary corporate transactions involving the Company or subsidiaries of the Company, and/or changes in the board of directors or management of the Company.

     The Reporting Persons are engaged in the investment business, and in the ordinary course of business review and analyze various factors affecting the companies whose securities they own, including the Company. In determining whether to purchase additional shares or to dispose of shares or otherwise change their investment in the Company, and in formulating any plans or proposals with respect to the Company, the Reporting Persons intend to consider and review various factors on a continuous basis, including the Company's financial condition, its business and prospects, the markets in which it operates, developments concerning the Company, the price and availability of shares of Common Stock, other investment and business opportunities available to the Reporting Persons, developments with respect to the Reporting Persons' businesses, and general economic, monetary and stock market conditions. The Reporting Persons may, at any time, acquire additional shares of Common Stock or dispose of any or all of the Common Stock held by them or otherwise increase or decrease the size of their investment in the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended by adding the following thereto:

     The Offshore Fund is a party to certain cash-settled swap agreements, which entitle it to the economic benefits, and subject it to the economic risks, of owning the Common Stock but do not confer beneficial ownership over either the notional shares of Common Stock used as the reference asset or any shares or other securities that may be acquired or held by the swap counterparty, in its sole discretion, in order to hedge its risk with respect to the swap agreements. Accordingly, the number of shares of Common Stock stated as beneficially owned by the Reporting Persons in this Schedule 13D does not include any ownership as a result of such swap agreements.

     On June 30, 2008 and July 1 and 2, 2008, the Funds entered into standardized, cash-settled swap agreements with UBS Securities LLC, as counterparty, for which the Common Stock is the reference security. These agreements cover, respectively, 100,000, 100,000 and 50,000 notional shares and use reference prices of $12.041, $11.978 and $11.977, respectively. Under each swap agreement, the Funds have taken the "long" side of the swap and therefore are entitled to the economic benefits, and are subject to the economic risks, of owning the Common Stock, but have no rights, powers, agreements, arrangements or understandings with respect to any shares of Common Stock as a result of those agreements. Neither the Management Company, Mr. Loeb nor any of the Funds is the beneficial owner of any shares of Common Stock as a result of the swap agreements described above, and, accordingly, the number of shares of Common Stock stated as beneficially owned by the Reporting Persons in this Schedule 13D does not include any ownership as a result of such swap agreements. The swap agreements terminate on July 5, 2011, July 6, 2011 and July 7, 2011, respectively, or upon the written notice of either party.

                         [Signatures on following page]

                                   SIGNATURES

               After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  July 7, 2008



                                   THIRD POINT LLC

                                   By:  Daniel S. Loeb, Chief Executive Officer


                                   By: /s/ William Song
                                      ------------------------------------------
                                      Name:   William Song
                                      Title:  Attorney-in-Fact



                                   DANIEL S. LOEB


                                   By: /s/ William Song
                                      ------------------------------------------
                                      Name:   William Song
                                      Title:  Attorney-in-Fact



                                   THIRD POINT OFFSHORE FUND, LTD.

                                   By:  Daniel S. Loeb, Director


                                   By: /s/ William Song
                                      ------------------------------------------
                                      Name:   William Song
                                      Title:  Attorney-in-Fact



               [SIGNATURE PAGE TO AMENDMENT NO. 4 TO SCHEDULE 13D
                    WITH RESPECT TO MAGUIRE PROPERTIES, INC.]